NuGene International, Inc.

17912 Cowan, Suite A

Irvine, California 92614

March 30, 2015

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn: Pamela Long, Assistant Director

Re:	Bling Marketing, Inc.
Amendment No. 1 to Form 8-K
Filed March 4, 2015
File No. 333-192997

Dear Ms. Long:

By letter dated March 18, 2015, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, NuGene International, Inc. (formerly known as Bling Marketing, Inc.) (“NuGene” or the “Company”), with comments to our Form 8-K filed January 6, 2015. This letter contains the responses of NuGene to the Staff’s comments and we have filed simultaneously Amendment No. 2 to the Form 8-K (“Amendment”), which includes revisions only in regards to the Summary Compensation Table as requested by the Staff, as well as, revisions to the Item.

The numbered paragraphs below correspond to the paragraphs in which the comments were made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Summary Compensation Table

20. We note your response to comment 20 in our letter dated February 2, 2015. Please revise the summary compensation table to include the compensation information required by Item 402(n) of Regulation S-K for the named executive officers of NuGene Inc. for the fiscal year ended 2013 and NuGene International, Inc. for the fiscal year ended 2014. The compensation of Ms. Kurland is not required since she is not a part of the surviving entity. Please refer to Item 5.01(a)(8) and footnotes 63 and 64 in SEC Release 33-8587.

Response

We have revised our disclosure to include the compensation of the named executive officers of NuGene, Inc. for the fiscal year ended 2013 and NuGene International, Inc. for the fiscal year ended 2014 and excluded any compensation related to Ms. Kurland as she is no longer a part of the surviving entity. Our executive officers received no compensation for their services during the periods indicated. As a result, and consistent with the standards allowed to smaller reporting companies, we have in accord with the provisions of Item 401 (n)(4) of Regulation S-K which states that a "table or column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by that table," omitted that presentation from the Current Report as amended. We further believe that staff's reference to Item 5.01(a)(8) is inapplicable in that registrant was not a shell company as defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2) immediately prior to the change of control. Please see registrant's Form 10-Q for the three months ended June 30, 2014 as filed with the Commission on August 13, 2014 and Form 8-K filed by registrant with the Commission on September 11, 2014.

As requested by the Staff, we hereby again acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any members of the SEC Staff have any questions regarding this response or the Amendment, please contact our legal counsel, Aaron Grunfeld at (310) 788-7577 or by email at agrunfeld@grunfeldlaw.com.

Sincerely yours,

NuGene International, Inc.

By: /s/ M. Ali Kharazmi
M. Ali Kharazmi,
Chief Executive Officer